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BOW STREET LLC℠

THE CASE FOR CHANGE AT MACK-CALI

1140 Avenue of the Americas, New York, NY 10036 212-554-5700 ir@bowstreetllc.com

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DISCLAIMER:

THIS SITE INCLUDES NEWS AND INFORMATION, COMMENTARY, AND OTHER CONTENT RELATING TO MACK-CALI REALTY CORPORATION (THE "COMPANY"), INCLUDING BY PERSONS OR ENTITIES THAT ARE NOT AFFILIATED WITH BOW STREET LLC (COLLECTIVELY, "BOW STREET") ("THIRD PARTY CONTENT"). THE AUTHOR AND SOURCE OF ALL THIRD PARTY CONTENT AND DATE OF PUBLICATION IS CLEARLY AND PROMINENTLY IDENTIFIED. THIRD PARTY CONTENT IS AVAILABLE THROUGH FRAMED AREAS, THROUGH LINKS TO THIRD PARTY WEBSITES, OR IS SIMPLY PUBLISHED ON THE SITE. BOW STREET AND ITS AFFILIATES HAVE NOT BEEN INVOLVED IN THE PREPARATION, ADOPTION OR EDITING OF THIRD PARTY CONTENT AND DO NOT EXPLICITLY OR IMPLICITLY ENDORSE OR APPROVE SUCH CONTENT. THE PURPOSE OF MAKING THE THIRD PARTY CONTENT AVAILABLE IS TO PROVIDE RELEVANT INFORMATION TO STOCKHOLDERS OF THE COMPANY IN CONNECTION WITH THE SOLICITATION OF PROXIES FROM THE COMPANY'S STOCKHOLDERS BY BOW STREET, A. AKIVA KATZ, HOWARD SHAINKER, ALAN R. BATKIN, FREDERIC CUMENAL, MARYANNE GILMARTIN AND NORI GERARDO LIETZ (COLLECTIVELY, THE "PARTICIPANTS") FOR USE AT THE COMPANY'S 2019 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY SOLICITATION").

ON MAY 1, 2019, THE PARTICIPANTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PROXY SOLICITATION. ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD HAVE BEEN FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, INNISFREE M&A INCORPORATED, BOW STREET'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WITHOUT CHARGE UPON REQUEST.

Cautionary Statement Regarding Forward-Looking Statements

The information herein contains "forward-looking statements." Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "targets," "forecasts," "seeks," "could" or the negative of such terms or other variations on such terms or comparable terminology. Similarly, DOC ID – 22714055.1 statements that describe our objectives, plans or goals are forward-looking. Bow Street's forward-looking statements are based on its current intent, belief, expectations, estimates and projections regarding the Company and projections regarding the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

View Proxy Statement: CLICK HERE



15 YEARS IS A LONG TIME:
The Case for Change at **Mack-Cali**

VIEW PROXY
STATEMENT

VIEW PRESS
RELEASES

RECENT PRESS RELEASES:

Bow Street Responds to Mack-Cali Board's Latest Attempt to Entrench Itself and Defend a Failed Strategy	May 8, 2019

Bow Street Files Definitive Proxy Materials in Connection with Mack-Cali's 2019 Annual Meeting	May 1, 2019

Bow Street Letter to Mack-Cali Shareholders	May 1, 2019

VIEW ALL
PRESS RELEASES

View Proxy Statement: CLICK HERE

Copyright 2019

PROXY STATEMENT:

| Mack-Cali Realty Corporation Proxy Statement of Bow Street LLC | May 1, 2019 |  |

View Proxy Statement: **CLICK HERE**

PRESS RELEASES:

Bow Street Responds to Mack-Cali Board's Latest Attempt to Entrench Itself and Defend a Failed Strategy	May 8, 2019	

Bow Street Files Definitive Proxy Materials in Connection with Mack-Cali's 2019 Annual Meeting	May 1, 2019	

Bow Street Letter to Mack-Cali Shareholders	May 1, 2019	

Bow Street Sends Letter to Mack-Cali Board Reiterating Transformative Transaction That Delivers up to $27 - $29 Per Share to Mack-Cali	April 16, 2019	

Bow Street Letter to Mack-Cali Board of Directors	April 16, 2019	

View Proxy Statement: **CLICK HERE**

CONTACT:

Investor Contacts:

Innisfree M&A Incorporated
Scott Winter/Gabrielle Wolf
(212) 750 5833

Media Contacts:

Gasthalter & Co.
Jonathan Gasthalter/Amanda Klien
(212) 257 4170

View Proxy Statement: CLICK HERE

Copyright 2019

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